UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Education Management Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

28140M103
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28140M103	SCHEDULE 13G	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Fisher Lynch Co-Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,947,375
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,947,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 11 pages

CUSIP No. 28140M103	SCHEDULE 13G	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Fisher Lynch GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,947,375
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,947,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 11 pages

CUSIP No. 28140M103	SCHEDULE 13G	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	FLC G.P., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,947,375
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,947,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 4 of 11 pages

Item 1(a).                Name of Issuer:

EDUCATION MANAGEMENT CORPORATION

Item 1(b).               Address of Issuer's Principal Executive Offices:

210 Sixth Avenue, 33rd Floor
Pittsburgh, PA  77056

Item 2(a)                 Name of Persons Filing:

Fisher Lynch Co-Investment Partnership, L.P.
Fisher Lynch GP, L.P.
FLC G.P., LLC

The above-listed persons are referred to herein collectively as the “Reporting Persons.”

Item 2(b)                Address of Principal Business Office or, if None, Residence:

Fisher Lynch Co-Investment Partnership, L.P.
Fisher Lynch GP, L.P.
FLC G.P., LLC
c/o Fisher Lynch Capital
2929 Campus Dr. Suite 420
San Mateo, CA 94403

Item 2(c)                 Citizenship:

Fisher Lynch Co-Investment Partnership, L.P. - Delaware
Fisher Lynch GP, L.P. - Delaware
FLC G.P., LLC – Delaware

Item 2(d)                Title of Class of Securities:

Common Stock, par value $0.01 (“Common Stock”)

Item 2(e)                 CUSIP Number:

28140M103

Page 5 of 11 pages

Item 3.                     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	 Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	 An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	 An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	 A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	 A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	 A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	 Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable

Item 4.                    Ownership

(a)           Amount beneficially owned:

Based on the relationships between the Reporting Persons, as described below, each Reporting Person may be deemed to be the beneficial owners of 1,947,375 shares of Common Stock, which constitute 1.3% of the outstanding Common Stock.

Fisher Lynch Co-Investment Partnership, L.P. (“Fisher Lynch COI”) is the record holder of 1,947,375 shares of Common Stock.  Fisher Lynch GP, L.P. (“Fisher Lynch GP”) is the sole general partner of Fisher Lynch COI.  FLC G.P., LLC (“FLC GP”) is the sole general partner of Fisher Lynch GP.

The Reporting Persons are subject to arrangements with respect to the voting and investment power over the shares of Common Stock held by such Reporting Person which, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, may cause each Reporting Person to be deemed to share beneficial ownership of shares owned by any other Reporting Person.  Each of the Reporting Persons disclaims this beneficial ownership, except to the extent of its pecuniary interest therein.

(b)           Percent of class

See the responses to Item 11 on the attached cover pages.

Page 6 of 11 pages

(c)           Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)           Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)          Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)          Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.                    Ownership of Five Percent or Less of a Class

Not applicable

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.                    Identification and Classification of Members of the Group

See Exhibit 99.2

Item 9.                    Notice of Dissolution of Group

Not applicable

Item 10.                  Certifications

Not applicable

Page 7 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Fisher Lynch Co-Investment Partnership, L.P.

Date: February 25, 2010	By:	Fisher Lynch GP, L.P.
its general partner

	By:	FLC G.P., LLC
its general partner

	By:	/s/ Leon Kuan
Name: Leon Kuan
Title: Member

Fisher Lynch GP, L.P.

	By:	FLC G.P., LLC
its general partner

	By:	/s/ Leon Kuan
Name: Leon Kuan
Title: Member

FLC G.P., LLC

	By:	/s/ Leon Kuan
Name: Leon Kuan
Title: Member

Page 8 of 11 pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 8 Information

Page 9 of 11 pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value, of Education Management Corporation and further agree to the filing of this agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Fisher Lynch Co-Investment Partnership, L.P.

Date: February 25, 2010	By:	Fisher Lynch GP, L.P.
its general partner

	By:	FLC G.P., LLC
its general partner

	By:	/s/ Leon Kuan
Name: Leon Kuan
Title: Member

Fisher Lynch GP, L.P.

	By:	FLC G.P., LLC
its general partner

	By:	/s/ Leon Kuan
Name: Leon Kuan
Title: Member

FLC G.P., LLC

	By:	/s/ Leon Kuan
Name: Leon Kuan
Title: Member

Page 10 of 11 pages

EXHIBIT 99.2

ITEM 8 INFORMATION

Fisher Lynch Co-investment Partnership, L.P. (“Fisher Lynch COI”) is a party to a Shareholders Agreement, dated as of October 7, 2009, by and among Education Management Corporation (the “Company”), funds associated with Providence Equity Partners, funds associated with The Goldman Sachs Group, Inc., funds associated with Leeds Equity Partners, funds associated with AlpInvest Partners N.V. and funds associated with Citigroup Private Equity LP, Ontario Teachers’ Pension Plan Board and General Electric Pension Trust (the “Shareholders Agreement” and all such shareholders, collectively, the “Shareholder Agreement Parties”).

The Shareholders Agreement provides that certain funds associated with Providence Equity Partners and certain of the funds associated with The Goldman Sachs Group, Inc. will each have the right to designate up to two of the Company’s directors and certain of the funds associated with Leeds Equity Partners will have the right to designate one of the Company’s directors.  Subject to certain exceptions, the Shareholders Agreement requires all Shareholder Agreement Parties to vote their shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) for directors that are designated in accordance with the provisions of the Shareholders Agreement.  The Shareholders Agreement also contains certain provisions regarding transfer restrictions, drag-along rights and tag-along rights with respect the shares of Common Stock owned by the Shareholder Agreement Parties.

The aggregate number of shares of Common Stock beneficially owned collectively by the funds associated with The Goldman Sachs Group, Inc., funds associated with Providence Equity Partners and funds associated with Leeds Equity Partners (collectively, the “Significant Holders”), based on available information, is 105,018,466, which represents approximately 73.5% of the outstanding Common Stock and the aggregate number of shares of Common Stock beneficially owned collectively by the Significant Holders and other parties to the Shareholders Agreement, based on available information, is 117,792,522, which represents approximately 82.5% of the outstanding Common Stock.

The share ownership reported for Fisher Lynch COI does not include any shares of Common Stock owned by the other Shareholder Agreement Parties, except to the extent disclosed in this Schedule 13G.  Fisher Lynch COI disclaims beneficial ownership of any shares of Common Stock owned by the other Shareholder Agreement Parties, except to the extent disclosed in this Schedule 13G.

See also, Item 4.

Page 11 of 11 pages